EXHIBIT 99

BT ORLANDO LIMITED PARTNERSHIP

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
BT Orlando Limited Partnership:

We have audited the accompanying balance sheets of BT Orlando Limited Partnership, a Florida limited partnership (the "Partnership"), as of December 31, 1999 and 1998 and the related statements of operations, partners' capital and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BT Orlando Limited Partnership as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                   Arthur Andersen LLP

Memphis, Tennessee,
March 24, 2000

                         BT ORLANDO LIMITED PARTNERSHIP
                         ------------------------------

                                 BALANCE SHEETS
                                 --------------

                                AS OF DECEMBER 31
                                -----------------

                                           ASSETS                                           1999                  1998
                                                                                            ----                  ----
REAL ESTATE, NET                                                                          $ 36,131,612           $ 5,189,936

CASH                                                                                            12,071                     -

ACCOUNTS RECEIVABLE                                                                             36,523                     -

OTHER ASSETS                                                                                    71,750                50,000
                                                                                       ---------------         -------------
            Total assets                                                                   $36,251,956            $5,239,936
                                                                                       ===============         =============

                               LIABILITIES AND PARTNERS' CAPITAL

DEBT                                                                                      $ 25,574,214            $        -

ACCOUNTS PAYABLE                                                                             2,728,367                     -

ADVANCES PAYABLE TO PARTNERS                                                                 1,748,942             5,239,936
                                                                                       ---------------         -------------
           Total liabilities                                                                30,051,523             5,239,936
                                                                                       ---------------         -------------

COMMITMENTS AND CONTINGENCIES

PARTNERS' CAPITAL:
        General partners                                                                     4,107,160                     -
        Limited partners                                                                     2,093,273              -
                                                                                       ---------------         -------------
           Total partners' capital                                                           6,200,433              -
                                                                                       ---------------         -------------
             Total liabilities and partners' capital                                       $36,251,956            $5,239,936
                                                                                       ===============         =============


      The accompanying notes are an integral part of these balance sheets.

                         BT ORLANDO LIMITED PARTNERSHIP
                         ------------------------------

                             STATEMENT OF OPERATIONS
                             -----------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------





         REVENUES
            Rental                                 $31,611
            Other                                    2,845
                                                ----------
               Total
                                                    34,456
         OPERATING EXPENSES                         85,000

         DEPRECIATION EXPENSE                       34,968
                                                ----------

         NET LOSS                                 $(85,512)
                                                ==========


         The accompanying notes are an integral part of this statement.

                         BT ORLANDO LIMITED PARTNERSHIP
                         ------------------------------

                         STATEMENT OF PARTNERS' CAPITAL
                         ------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------

                                              General Partners                       Limited Partners
                                    ------------------------------------    ----------------------------------
                                         Brennand-Paige                          BT                 EST
                                      Industries, Inc.       BEF, Inc.        Partnership        Orlando, Ltd.       Total
                                     ------------------    -------------      ------------       -------------  ---------------
BALANCE, December 31, 1998         $        -            $   -            $       -             $    -         $        -

Contributions                             4,137,945          -                  2,148,000            -                6,285,945

Net loss                                    (29,929)            (856)             (35,299)           (19,428)           (85,512)
                                      -------------        ---------         ------------          ---------      -------------

BALANCE, December 31, 1999               $4,108,016         $   (856)          $2,112,701           $(19,428)        $6,200,433
                                      =============        =========         ============          =========      =============



         The accompanying notes are an integral part of this statement.

                         BT ORLANDO LIMITED PARTNERSHIP
                         ------------------------------

                             STATEMENT OF CASH FLOWS
                             -----------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



CASH FLOWS FROM OPERATING ACTIVITIES:

    Net loss                                                                                   $      (85,512)
    Adjustments to reconcile net loss to net cash
    used in operating activities-
        Depreciation expense                                                                           34,968
            Changes in operating accounts-
                Increase in accounts receivable                                                       (36,523)
                Increase in other assets                                                              (21,750)
                Increase in accounts payable                                                           95,291
                                                                                             ----------------
                    Net cash used in operating activities                                             (13,526)
                                                                                             ----------------

CASH FLOWS USED IN INVESTING ACTIVITIES:

    Real estate development costs                                                                 (12,456,351)
                                                                                             ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from third party debt                                                                 25,574,214
    Net repayments of advances from partners                                                      (13,092,266)
                                                                                             ----------------
                    Net cash provided by financing activities                                      12,481,948
                                                                                             ----------------

INCREASE IN CASH                                                                                       12,071
                                                                                             ----------------

Cash at beginning of year                                                                              -
                                                                                             ----------------

Cash at end of year                                                                            $       12,071
                                                                                             ================


         The accompanying notes are an integral part of this statement.

                         BT ORLANDO LIMITED PARTNERSHIP
                         ------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                DECEMBER 31, 1999
                                -----------------



1.       ORGANIZATION AND BUSINESS:
         --------------------------

BT Orlando Limited Partnership, a Florida limited partnership (the "Partnership"), was formed on May 20, 1996 for the purpose of acquiring approximately 140 acres of land and to develop, construct, operate and lease a retail and entertainment shopping center complex of at least 830,000 square feet in Orlando, Florida (the "Project"). In December 1999, a portion of the Project was placed in service.

Brennand-Paige Industries, Inc. ("BPI"), a wholly owned subsidiary of Thackeray Corporation, is a 35% general partner and BEF, Inc., an affiliate of Belz Enterprises, is a 1% general partner. The limited partners are BT Partnership, an affiliate of Belz Enterprises, with a 41.28% interest and EST Orlando, Ltd. with a 22.72% interest. The general partners and limited partners are collectively referred to as the Partners.

The partnership agreement provides that all major decisions, as defined, are to be jointly approved by both of the general partners. The Partnership will terminate on December 31, 2055, unless terminated earlier, as provided for in the partnership agreement.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         ------------------------------------------

Capitalization of Development Costs

The Partnership capitalizes all direct and indirect costs relating to Project development, including, among other things, real estate taxes and interest on construction financing. Indirect costs are allocated to the underlying assets on a pro-rata basis. Direct and indirect costs are depreciated over the estimated useful lives of the assets once placed in service. Interest capitalized at December 31,1999 was $914,052. Advertising costs are capitalized to the extent their recovery is reasonably expected from future rental operations. Advertising costs of $299,918 and $213,820 were capitalized at December 31, 1999 and 1998, respectively.

Long-lived Assets

Long lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying value is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition

Rental revenue from tenant operating leases which provide for scheduled rental increases, are recognized on a straight-line basis over the term of the respective leases.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):
         ------------------------------------------------------

Allocation of Net Loss

The net loss for 1999 is allocated to the Partners' capital accounts based on their respective pro-rata ownership percentages in the Partnership.

Income Taxes

No provision is made in the accounts of the Partnership for federal and state income taxes, as such taxes are liabilities of the individual Partners. The Partnership's income tax returns and the amount of allocable Partnership profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to Partnership profits or losses, the income tax liability of the Partners may also change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Supplemental Cash Flow Information

A statement of cash flows is not presented for the year ended December 31, 1998, as all development costs through December 31, 1998 were paid by the Partners. During 1999, BPI made a non-cash contribution of land to the Partnership which is reflected as equity. During 1999, BT Partnership funded construction costs through advances to the Partnership and was reimbursed when construction financing was obtained. Additionally, BPI and BT Partnership converted certain of their advances to the Partnership into equity (see Note 5).

3.       REAL ESTATE:
         -----------

Real estate is stated at historical cost and depreciated over the estimated useful lives of the assets using the straight-line method once placed in service. The Partnership anticipates total costs to construct the Project will be approximately $120 million. Real estate at December 31, was as follows:
3.

-----------------------

                                                    Useful
                                                     Lives             1999                  1998
                                                   ---------    ----------------       --------------
         Land                                           -           $  3,471,528     $        -
         Buildings and improvements                    15-40          13,332,543              -
         Furniture and equipment                           7           2,084,151              -
         Construction in progress                       -             17,278,358            5,189,936
                                                                   -------------          -----------
                                                                      36,166,580            5,189,936
         Less accumulated depreciation                                   (34,968)             -
                                                                   -------------          -----------

                                                                     $36,131,612           $5,189,936
                                                                   =============          ===========

4.         DEBT:
           ----

On August 31, 1999, the Partnership entered into a construction loan agreement with a bank consisting of two promissory notes allowing for total borrowings of up to $40,000,000 to finance development of the first phase of the Project. Note A allows for borrowings of up to $18,000,000, and Note B allows for borrowings of up to $22,000,000 (collectively, the "Notes"). The Notes bear interest at an annual rate of LIBOR, as defined, plus 250 basis points.

The second phase of the project is expected to require financing of $75 million for construction. Financing of this phase has not yet been obtained.

Note A provides for monthly interest only payments on outstanding borrowings during construction and for twelve months following completion of construction. Following that date, principal payments of $18,300 plus interest payments on outstanding borrowings are due monthly through the maturity date, which is September 2, 2002. The maturity date can be extended for up to two years provided the loan is not in default and certain financial ratios are met. Borrowings under Note A totaled $18,000,000 at December 31, 1999.

Note B provides for monthly interest only payments on outstanding borrowings until the maturity date, which is September 2, 2000. Borrowings under Note B totaled $7,574,214 at December 31, 1999.

It is the Partnership's intention to refinance the borrowings under Note B prior to their maturity date in connection with obtaining further construction financing.

The Notes are secured by the land and constructed assets owned by the Partnership, as well as a parcel of land held by Thackeray Corporation. The Notes are guaranteed jointly and severally by Belz Investco GP and Union Realty Company GP (the "Guarantors"), both affiliates of Belz Enterprises. In the event the above mentioned refinancing of Note B does not take place, and the Guarantors are required to perform under the guaranty agreement, the Partners and Guarantors have one year to pursue sale of a portion or all of the land held by the Partnership, so long as terms of the sale are mutually agreed upon by the Partners.

The partners believe that should financing not be available for the second phase of the development, cash flows from operations of the first phase and sales of excess land will be sufficient to sustain the Partnership.

5.         RELATED PARY TRANSACTIONS:
           --------------------------

The partnership agreement provides for BPI to contribute its rights, title and interests in a parcel of land to the Partnership simultaneously with the closing of a construction financing loan. During 1999, upon closing of the loan agreement described in Note 4, BPI contributed the land. The land contribution has been accounted for by the Partnership at BPI's historical carrying value of $3,471,528. In 1999, BT Partnership and BPI contributed capital of $2,148,000 and $666,417, respectively, by converting advances previously made to the Partnership into equity.

The Partners will be entitled to receive a 9% cumulative, non-compounding preferred return (the "preferred return") based on their Preferred Partnership Capital, as defined, commencing from the closing of the construction loan.

Pursuant to the partnership agreement, the Partners have agreed that the land contributed by BPI will have a stated value of $15,246,000. Upon contribution, BPI's Preferred Partnership Capital, as defined, will include a portion of that amount until such time that Note B is refinanced, plus the full amount of any other capital contributions. Upon refinancing of Note B, BPI's Preferred Partnership Capital will include the total stated value of the land, plus the full amount of any other capital contributions.

BT Partnership has Preferred Partnership Capital equal to its capital contributions.

As of December 31, 1999, preferred returns due to BPI and BT Partnership were $100,919 and $63,557, respectively. Payment of these returns is contingent upon the Partnership having cash from future construction loan proceeds or from operating cash flow.

The Partners, from time to time and as outlined in the Partnership agreement, make advances to the Partnership for construction costs, real estate taxes and other direct and indirect development costs of the Project. These costs are reimbursable to the Partners and are included in advances payable to partners in the accompanying balance sheets as of December 31, 1999 and 1998. Repayment of these costs is to be made out of future loan proceeds or operating cash flows. There is no stated maturity on these advances. These advances bear interest at prime.

6.         FUTURE MINIMUM LEASE RECEIPTS:
           ------------------------------

At December 31, 1999 the Partnership was the lessor in a 20 year lease accounted for as an operating lease related to the portion of the Project placed in service. This lease agreement accounted for all revenues earned in 1999. The Partnership also has entered into a second 20 year operating lease with a tenant which will begin in June 2000. At December 31, 1999, minimum lease receipts for the next five years under noncancelable leases were $1,938,255 for 2000, and $2,407,005 for each of the next four years.

The partnership has entered into other operating leases for space currently under construction. Payments under these leases are contingent upon, among other things, completion of construction of leasable space in the Project.

7.         COMMITMENTS AND CONTINGENCIES:
           ------------------------------

The Partnership is currently involved in litigation related to copyright violations with respect to the name of the Project. The litigation is still in the early stages and at this time the possible outcome is not known. Management believes that while the ultimate outcome of this matter cannot be reasonably estimated at this time, this litigation will not have a material adverse effect on the business, financial position or results of operations of the Partnership.